October 27, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Barbara C. Jacobs

Mitchell Austin

Frank Knapp

Christine Dietz

Re:	Altair Engineering Inc.

Registration Statement on Form S-1

File No. 333-220710

Acceleration Request

Requested Date:	October 31, 2017
Requested Time:	4:00 P.M. Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Altair Engineering Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

In connection with the acceleration of the Registration Statement, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Selim Day of Lowenstein Sandler LLP at (212) 419-5861 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

ALTAIR ENGINEERING INC.

By:	/s/ James R. Scapa

Name: James R. Scapa
Title: Chief Executive Officer and Chairman